Exhibit 99.1

AYR Wellness Kicks-Off ‘Season of Kyndness,’ A National Charitable Giving Campaign Centralized Around Local Impact

The campaign serves as a relaunch of the Company’s newly refreshed flagship brand ‘kynd’

MIAMI, December 5, 2023 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced the relaunch of its flagship kynd brand via the ‘Season of Kyndness’ initiative, a campaign designed to spread positive impact and connection during the holiday season through hyperlocal charitable giving.

"We felt it was important to re-introduce our flagship cannabis brand, kynd, in a way that highlights its purpose and impact-driven mission,” said David Goubert, President and CEO of AYR Wellness. “The 'Season of Kyndness' campaign embodies the values we hold dear at AYR, providing an opportunity to be a force for good in each of our communities and to make a real difference during this special time of year. We are leaning on our local retail teams to drive this initiative by selecting the hyperlocal causes that mean the most to them.”

Since kynd’s inception in Nevada in 2014, its tagline "for all humankynd," has encapsulated the brand’s commitment to those who seek the benefits of cannabis as well as the communities that it serves.

With ‘Season of Kyndness,’ AYR Wellness invites customers in Florida, Massachusetts, New Jersey, Nevada and Pennsylvania to participate in an effort to address community needs where they live. For every purchase of a kynd product from an AYR dispensary, a portion of proceeds goes directly to charities chosen by local teams. AYR is triple matching any individual donations made at point of sale, as applicable per state law. Additionally, certain locations are holding food and supply collection efforts for a variety of organizations. The full list of charity recipients can be found below.

For more information about the ‘Season of Kyndness’ campaign and AYR Wellness, please visit www.kynd.com/seasonofkyndness.

Organizations

FLORIDA

Cape Coral Caring Center

Coalition for the Homeless of Central Florida

Feeding South Florida

Harry Chapin Food Bank

Heartland Food Bank

Humane Society of North Central Florida

Jacksonville Humane Society

Leon County Humane Society

Ocean Conservancy

P.A.W.S.

Peggy Adams Animal Rescue League

S.O.U.L (Saving Our United Leaders)

The Animal League

Veterans Cannabis Project

MASSACHUSETTS Mabel Center for Immigrant Justice Needham Community Council NEW JERSEY Arc of Monmouth City Relief NEVADA Food Bank of Northern Nevada Three Square PENNSYLVANIA Jared Box

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 85+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company/Investor Relations Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com